April 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Donald Field

Re:	Junee Limited
Registration Statement on Form F-1, as amended
Initially Filed on July 13, 2022
File No. 333-266116

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Junee Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m., Eastern Time, on April 1, 2024, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Spartan Capital Securities, LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer